

November 3, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
330 Intertech Parkway
3rd Floor
Angola, IN 46703

> **Re:** **Klein Retail Centers, Inc.**
> **Registration Statement on Form S-11**
> **Supplemental Response filed October 28, 2010**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers included below are references to the pages in your EDGAR filing.

General

1.   The transmittal letter accompanying your response indicates that you are considering an acquisition opportunity where the seller would receive shares as payment for a property. Please describe this opportunity to us in greater detail. Tell us the extent to which you have engaged in negotiations for this acquisition and whether you believe the acquisition is probable. Tell us whether the acquisition would be material to you and provide a detailed analysis explaining the basis for your conclusion. We may have additional comments after we review your response.

Use of Proceeds, page 14

2.   Please revise to identify any specific business or property that you intend to acquire with the offering proceeds or shares registered in the offering. Disclose the status of any

negotiations with respect to the acquisition and provide a brief description of the business or property to be acquired. Refer to Instruction 6 to Item 504 of Regulation S-K.

Plan of Distribution, page 16

3.   Currently, the disclosure states that you intend to offer and sell all of the shares in the primary offering through your dealer manager for cash. It appears, however, that you may use some of the registered shares to acquire assets rather than selling them for cash. Please expand the disclosure in this section to describe all of your plans for offering and selling the securities.

Conflicts of Interest, page 32

4.   We note your response to comment 1 from our letter dated October 25, 2010. Please confirm, if true, that neither Mr. Klein nor his wife is an officer, director, employee or owner of another enterprise that could compete with Klein Retail Centers. In addition, please revise to also discuss the conflict of interest with The Klein Group LLC resulting from the amount of time Mr. Klein and his wife will devote to that business.

Management, page 38

5.   We note your response to comment 3 from our letter dated October 25, 2010. Please provide us with more detailed information about the refinancing and the termination of Mr. Klein's guarantee on the loan. We note that documents from the bankruptcy court indicate that the principal balance on this loan as of July 23, 2010 was approximately $4.2 million and that the loan guaranties remain in effect. Also, please revise the disclosure to identify the bankruptcy court.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (*via facsimile*)
     Robert J. Philipp, Esq. (*via facsimile*)